SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

December 23, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

December 23, 2020

Press Release

Company Name: LINE Corporation
Representative: Takeshi Idezawa,
President and Representative Director
(Code number: 3938 First Section, Tokyo Stock Exchange)
Inquiries: Investor Relations
TEL: 03-4316-2050

Announcement Regarding the Execution of an Absorption-type Merger Agreement with Shiodome Z Holdings GK

LINE Corporation (the “Company”) hereby announces that it resolved at its board of directors meeting held today to, as part of the business integration of the Company and Z Holdings Corporation (“ZHD”) (the “Business Integration”) announced in the “Announcement Regarding Definitive Agreement on Business Integration” issued by the Company and ZHD on December 23, 2019 (the “Business Integration Press Release”), execute an absorption-type merger agreement with Shiodome Z Holdings GK (“Shiodome Z Holdings”), a wholly-owned subsidiary of SoftBank Corp. (“SoftBank”), to implement an absorption-type merger (the “Absorption-type Merger”) in which the Company will be the surviving company and Shiodome Z Holdings will be the absorbed company.

For details of the Business Integration, please refer to the Business Integration Press Release.

1.	Purpose and Significance of the Absorption-type Merger

For details of the purpose of the Business Integration, including the Absorption-type Merger, please refer to the Business Integration Press Release.

2.	Summary of the Absorption-type Merger

(1)	Schedule

Execution of the absorption-type merger agreement for the Absorption-type Merger	December 23, 2020
General meeting of shareholders for approval of the absorption-type merger agreement for the Absorption-type Merger (Scheduled) (Note 1)	February 2021
Effective date of the Absorption-type Merger (Scheduled) (Note 2)	February 26, 2021

(Note 1)	The general meeting of shareholders of the Company for approval of the absorption-type merger agreement for the Absorption-type Merger is planned to be held after SoftBank, NAVER Corporation (“NAVER”) and NAVER J. Hub Corporation, a wholly-owned subsidiary of NAVER (together with NAVER, the “NAVER Parties”), have become the only shareholders of the Company.

(Note 2)	The Absorption-type Merger will take effect subject to conditions such as the completion of the settlement of the tender offer for ZHD shares (the “Tender Offer for ZHD Shares”) which will be carried out by the Company for the purpose of acquiring all of the ZHD shares held by Shiodome Z Holdings. Irrespective of whether direct or indirect, the Tender Offer for ZHD Shares will not be carried out in the U.S. and the solicitation will not be for the benefit of, U.S. shareholders, all of whom are excluded from the Tender Offer for ZHD Shares.

(2)	Method of Absorption-type Merger

An absorption-type merger in which the Company will be the surviving company and Shiodome Z Holdings will be the absorbed company.

(3)	Details of the Allotment in the Absorption-type Merger

Upon the Absorption-type Merger, the Company will issue 180,882,293 new common shares and allocate and deliver all of them to SoftBank as the parent company of Shiodome Z Holdings. As announced in the “Announcement Regarding Resolutions Approving the Share Consolidation and the Deletion of the Provisions Regarding Share Units and the Partial Amendment of the Articles of Incorporation” issued by the Company on December 15, 2020 (the “Approval Resolution Press Release”), the Company plans to conduct a share consolidation in which 29,165,333 shares will be consolidated into one share with the effective date of January 4, 2021 (the “Share Consolidation”), and the total number of issued shares of the Company after the Share Consolidation takes effect is expected to be eight shares. After the Share Consolidation takes effect and by the day before the settlement commencement date of the Tender Offer for ZHD Shares, a share split with the same share split ratio as the ratio for the Share Consolidation (the “Share Split”), and a shareholding adjustment transaction to make the ratio of voting rights in the Company held by SoftBank and the NAVER Parties be 50:50 immediately after the Absorption-type Merger takes effect (the “Shareholding Adjustment Transaction”), are scheduled to be carried out. Accordingly, the merger consideration of 180,882,293 common shares of the Company is based on the assumption that the Share Consolidation, the Share Split and the Shareholding Adjustment Transaction will be carried out. Note that the Company will become a consolidated subsidiary of SoftBank after the series of transactions contemplated above have been carried out.

(4)	Treatment of Share Options and Convertible Bonds of the Absorbed Company

Shiodome Z Holdings has not issued share options or convertible bonds.

3.	Grounds for the Details of the Allotment in the Absorption-type Merger

(1)	Grounds and Reasons for the Details of the Allotment

Upon the Absorption-type Merger, the Company will issue 180,882,293 new common shares and allocate and deliver all of them to SoftBank as the parent company of Shiodome Z Holdings.

Given that SoftBank is the only shareholder of Shiodome Z Holdings and that SoftBank and the NAVER Parties will be the only shareholders of the Company at the time of the general meeting of shareholders of the Company to approve the absorption-type merger agreement for the Absorption-type Merger, it has been determined through discussions between SoftBank and the NAVER Parties that the merger consideration will be 180,882,293 common shares of the Company, which was determined based on the total numbers of issued shares of the Company and ZHD (excluding shares held in treasury) as of September 30, 2019, and by taking into account the share prices of the Company and ZHD, the aggregate tender offer price relating to the Tender Offer for ZHD Shares that Shiodome Z Holdings is expected to receive in the Tender Offer for ZHD Shares, and the financial conditions and future forecasts of the Company and ZHD, among other things. Furthermore, as stated in “(3) Details of the Allotment in the Absorption-type Merger” in “2. Summary of the Absorption-type Merger” above, the merger consideration of 180,882,293 common shares of the Company is based on the assumption that the Share Consolidation, the Share Split and the Shareholding Adjustment Transaction will be carried out.

(2)	Matters Concerning the Valuation

The Company has not obtained a share valuation report from a financial advisor for the reasons described in “(1) Grounds and Reasons for the Details of the Allotment” above.

(3)	Possibility of Delisting and Reasons Thereof

As announced in the Approval Resolution Press Release, it is expected that the commons shares of the Company will be delisted from the Tokyo Stock Exchange, Inc. on December 29, 2020 and the American depositary shares, each representing the title to one common share of the Company, will be delisted from the New York Stock Exchange on December 28, 2020 (local time).

(4)	Measures to Ensure the Fairness

Not applicable.

(5)	Measures to Avoid Conflicts of Interest

Not applicable.

4.	Outline of the Parties to the Absorption-type Merger

		Surviving company (as of September 30, 2020)	Absorbed company (as of November 16, 2020)
(1)	Company name	LINE Corporation	Shiodome Z Holdings GK

(2)	Address	1-6 Shinjuku 4-chome, Shinjuku-ku, Tokyo	9-1 Higashishimbashi 1-chome, Minato-ku, Tokyo

(3)	Name and title of representative	Takeshi Idezawa, President and Representative Director	SoftBank Corp., Representative Member Kazuhiko Fujihara, Executive Officer

(4)	Description of business	Advertising service based on the mobile messenger application “LINE,” core businesses including the sales of stamp and game service, and strategic businesses including Fintech, AI and commerce service.	Business preparation company

(5)	Capital	101,641 million yen	10 million yen

(6)	Founded	September 4, 2000	June 1, 2016

(7)	Number of issued shares	243,715,542 shares	Not applicable

(8)	Fiscal year end	December 31	December 31 (Note)

(9)	Number of employees	(Non-consolidated) 2,832	5

(10)	Main customers	General customers, corporations, etc.	Not applicable

(11)	Main banks	Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd.	Not applicable

(12)	Major shareholders and shareholding ratio (As of June 30, 2020)	NAVER CORPORATION	72.44%	SoftBank Corp.	100%
		UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT	2.79%
		Jungho Shin	1.97%
		Hae Jin Lee	1.90%
		MSIP CLIENT SECURITIES	1.32%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	1.29%
		J.P. MORGAN BANK LUXEMBOURG S.A. 1300000	1.20%
		MLI FOR CLIENT GENERAL OMNI NON COLLATERAL NON TREATY-PB	1.14%
		MOXLEY & CO LLC	0.97%
		BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) MOXLEY & CO LLC	0.62%

(13)	Relationships of the Parties
	Capital relationship	Not applicable
	Personal relationship	Not applicable
	Commercial relationship	Not applicable
	Whether considered a related party	Not applicable

(14)	Earnings and financial position over the past 3 years

	LINE (consolidated)			Shiodome Z Holdings
Fiscal year	FY12/ 2017	FY12/ 2018	FY12/ 2019	FY3/2018	FY3/2019	FY3/2020
Total capital	¥189,977 million	¥208,514 million	¥174,663 million	¥52 million	¥20 million	¥Δ2,066 million
Total assets	¥303,439 million	¥486,587 million	¥541,352 million	¥69 million	¥20 million	¥740,753 million
Equity attributable to parent company owners per share	¥779.30	¥833.87	¥659.96	¥259,357	¥99,070	—
Sales revenue	¥167,147 million	¥207,182 million	¥227,485 million	¥156 million	¥0 million	¥0 million
Operating profit	¥25,078 million	¥16,110 million	¥Δ38,997 million	¥18 million	¥Δ27 million	¥Δ4 million
Profit before taxes	¥18,145 million	¥3,354 million	¥Δ51,616 million	¥18 million	¥Δ27 million	¥Δ3,195 million
Net profit attributable to parent company owners	¥8,078 million	¥Δ3,718 million	¥Δ46,888 million	¥15 million	¥Δ22 million	¥Δ2,085 million
Basic net profit per share	¥36.56	¥Δ15.62	¥Δ196.07	¥75,981	¥Δ110,326	—
Dividend per share	—	—	—		¥50,000	—

(Note) Shiodome Z Holdings changed its fiscal year end from March 31 to December 31 on November 16, 2020.

5.	Status after the Absorption-type Merger

Surviving company (Note)
(1)	Company name	(To be decided)
(2)	Address	(To be decided)
(3)	Name and title of representative	(To be decided)
(4)	Description of business	Holding company
(5)	Capital	(To be decided)
(6)	Fiscal year end	(To be decided)
(7)	Net assets	(To be decided)
(8)	Total assets	(To be decided)

(Note)	As described in the Business Integration Press Release, as part of the Business Integration, the Company will implement a demerger (the “Demerger”) by having all of the Company’s business (excluding the contractual status under the agreements executed by the Company in relation to the ZHD Shares and the Business Integration, and the rights and obligations set out in the agreement relating to the absorption-type demerger) succeeded by LINE Demerger Preparatory Company, a wholly-owned subsidiary of the Company, after the Absorption-type Merger takes effect. Accordingly, the matters set out in the above table concern the Company after the Demerger.

6.	Overview of Accounting

Reverse acquisition accounting is expected to apply to the Absorption-type Merger.

7.	Future Outlook

The Company is examining the impact of the Absorption-type Merger on its financial statements.

Additional Information for U.S. Investors

Copies of the Transaction Statement on Schedule 13E-3 that has been filed together with SoftBank and the NAVER Parties (including any amendments thereto to be filed in the future) are available free of charge on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. Such documents can also be obtained free of charge by contacting the Company’s Investment Development/IR Office (JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo 160-0022, Japan, telephone number: +81-3-4316-2050). Holders of the Company Target Securities are advised to read these documents as they contain important information about the Business Integration.

Forward-Looking Statements

This press release contains forward-looking statements with respect to SoftBank’s, the NAVER Parties’, ZHD’s and the Company’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Business Integration. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to SoftBank, the NAVER Parties, ZHD and the Company, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and neither SoftBank, the NAVER Parties, ZHD nor the Company intends to update any of these forward-looking statements. Risks and uncertainties that might affect SoftBank, the NAVER Parties, ZHD, the Company, the Business Integration include, but are not limited to, those relating to:

•

obtaining the requisite consents to the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	whether the conditions for the Business Integration will be satisfied or waived;

•

the possibility that, prior to the completion of the Business Integration, ZHD’s and the Company’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	shareholder litigation in connection with the Offers or the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and

•

the risks and uncertainties pertaining to ZHD’s and the Company’s businesses, including in the Company’s case those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the U.S. Securities and Exchange Commission, as well as those detailed in the tender offer materials that has been filed by SoftBank and NAVER, the Solicitation / Recommendation Statement that has been filed by the Company, and the Transaction Statement that has been filed, all in connection with the Offers or the Business Integration.